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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                             Pamrapo Bancorp, Inc.
                             ---------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title and Class of Securities)


                                   697738102
                                   ---------
                                (CUSIP Number)


                              William J. Campbell
                                 611 Avenue C
                          Bayonne, New Jersey  07002
                                (201) 339-4600
                     ------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 21, 1999
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.  697738102         Page 2 of 6 Pages
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1    NAME(S) OF REPORTING PERSONS OR
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     William J. Campbell
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]

     (b)  [_]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     SC, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSUREOF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT OT ITEMS 2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
  NUMBER OF                   281,067
   SHARES              ---------------------------------------------------------
 BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                   0
    EACH               ---------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
 PERSON WITH                 281,067
                       ---------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPROTING PERSON
     281,067
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
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Item 1.    Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Pamrapo Bancorp, Inc. (the Issuer"). The executive office of the Issuer is located at 611 Avenue C, Bayonne, New Jersey 07002.

Item 2.  Identity and Background.

     The name, address and background of the person filing this statement is as follows:

(a)     Name:                             William J. Campbell

(b)     Residence or Business Address:    611 Avenue C,
                                          Bayonne, New Jersey 07002.

(c)     Present Principal Occupation:     President, Chief Executive
                                          Officer and Director of the
                                          Issuer and its wholly-owned
                                          subsidiary Pamrapo Savings
                                          Bank, SLA (the "Bank")

(d)     Criminal Proceeding Convictions:  None

(e)     Securities Laws Proceedings:      None

(f)     Citizenship:                      United States

Item 3.    Source and Amount of Funds or Other Consideration.

     Mr. William J. Campbell (the "Reporting Person") used personal funds in the amount of $871,168 to purchase 202,109 shares of Common Stock which he has sole voting and dispositive power. Of the 202,109 shares of Common Stock purchased through personal funds, 120,750 shares were acquired through the exercise of stock options under the Issuer's 1989 Stock Option Plan and 46,800 shares from the Issuer's Management Recognition Plan. The Reporting Person also beneficially owns an additional 22,980 shares of Common Stock in the Issuer's 401(k) Plan and 22,759 shares of Common Stock through the Issuer's Employee Stock Ownership Plan.

Item 4.  Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As President, Chief Executive Officer and Director of the Issuer, the Reporting Person regularly explores potential actions and transactions which may be


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advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer; Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
      Section 13 of the Investment Company Act of 1940;

(f) Changes in the Issuer's Certification of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i)   Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the Issuer.

(a) As of the date of this Amendment No. 1 to the Schedule 13D, the Reporting Person beneficially owned 281,067 shares, or 10.25%, of the Issuer's outstanding shares of Common Stock. The Reporting Person's beneficial ownership of Common Stock includes: 230,355 shares directly owned, 2,536 in the Reporting Person's IRA, 22,980 shares in the 401(k) Plan, 22,760 in the Issuer's ESOP and 2,436 shares held as beneficiary to his spouse's IRA.


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(b)   The Reporting Person has sole voting and dispositive power over the
      230,355 shares of Common Stock he directly owns, the 2,536 shares in his IRA account, 22,980 shares in his account under the Issuer's 401(k) Plan, 22,760 shares in the Issuer's ESOP and 2,436 shares held as beneficiary to his spouse's IRA account.

(c) The Reporting Person's percentage ownership in Issuer Common Stock has increased within the past 60 days due to a recent Issuer stock repurchase of 100,000 shares of Common Stock. Except Issuer repurchases increasing the Reporting Person's beneficial ownership, no other transactions in the issuer's Common Stock were effected by the Reporting Person during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, the giving or withholding of proxies or otherwise, other than ordinary arrangements and relationships not specifically related to the Issuer's securities.

Item 7.  Material to be Filed as Exhibits

     None

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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ William J. Campbell
Date:  June 30, 1999                    -------------------------------------
                                        William J. Campbell
                                        President and Chief Executive Officer


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